Exhibit 99.1

NOTICE TO SHAREHOLDERS

For the Three Months Ended March 31, 2023

(Unaudited and Expressed in US Dollars)

POET TECHNOLOGIES INC.

POET TECHNOLOGIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in US Dollars)

		Audited
	March 31,	December 31,
	2023	2022

Assets
Current
Cash and cash equivalents (Note 2)	$10,970,963	$9,229,845
Accounts receivable (Note 3)	31,250	62,842
Prepaids and other current assets (Note 4)	361,684	275,507

	11,363,897	9,568,194
Property and equipment (Note 6)	4,777,492	5,070,507
Patents and licenses (Note 7)	567,165	510,705
Right of use assets (Note 8)	205,446	241,047

	$16,914,000	$15,390,453

Liabilities

Current
Accounts payable and accrued liabilities (Note 9)	$2,684,979	$3,362,430
Lease liability (Note 8)	141,535	150,951
Contract liabilities (Note 3)	268,972	274,192
Covid-19 government support loans (Note 10)	29,580	29,520

	3,125,066	3,817,093

Non-current lease liability (Note 8)	101,391	128,312

	3,226,457	3,945,405

Shareholders’ Equity

Share capital (Note 11(b))	161,555,520	151,206,539
Warrants and compensation options (Note 12)	1,693,241	5,905,642
Contributed surplus (Note 13)	52,392,662	51,016,808
Accumulated other comprehensive loss	(2,656,933)	(2,660,281)
Deficit	(199,296,947)	(194,023,660)

	13,687,543	11,445,048

	$16,914,000	$15,390,453

Commitments and contingencies (Note 15)

On behalf of the Board of Directors

/s/ Suresh Venkatesan	/s/ Chris Tsiofas
Director	Director

The accompanying notes are an integral part of these condensed consolidated financial statements.

POET TECHNOLOGIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in US Dollars)

	Three Months Ended
	March 31,
	2023	2022

Revenue (Note 21)	$180,836	$-
Operating expenses
Selling, marketing and administration (Note 20)	2,719,922	2,445,944
Research and development (Note 20)	2,801,711	2,564,739
Operating expenses	5,521,633	5,010,683
Operating loss before the following	(5,340,797)	(5,010,683)
Interest expense (Note 8)	(10,531)	(13,794)
Other income, including interest	78,041	21,999
Share of loss in joint venture (Note 5)	-	(430,321)
Net loss	(5,273,287)	(5,432,799)

Deficit, beginning of period	(194,023,660)	(172,986,970)

Net loss	(5,273,287)	(5,432,799)
Deficit, end of period	$(199,296,947)	$(178,419,769)
Basic and diluted loss per share (Note 14)	$(0.14)$	(0.15)

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in US Dollars)

	Three Months Ended
	March 31,
	2023	2022

Net loss	$(5,273,287)	$(5,432,799)

Other comprehensive income - net of income taxes
Exchange differences on translating foreign operations	3,348	79,209
Comprehensive loss	$(5,269,939)	$(5,353,590)

The accompanying notes are an integral part of these condensed consolidated financial statements.

POET TECHNOLOGIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Expressed in US Dollars)

For the Three Months Ended March 31,	2023	2022
Share Capital
Beginning balance	$151,206,539	$147,729,846
Funds from the exercise of warrants	6,224,163	196,800
Fair value assigned to warrants exercised	3,962,026	54,732
Funds from the exercise of stock options	86,253	166,936
Fair value assigned to stock options exercised	76,539	150,954
Common shares issued to settle accounts payable	-	40,029

March 31,	161,555,520	148,339,297

Warrants
Beginning balance	5,905,642	5,328,455
Fair value assigned to warrants and compensation warrants exercised	(3,962,026)	(54,732)
Fair value of expired warrants	(250,375	)-

March 31,	1,693,241	5,273,723

Contributed Surplus
Beginning balance	51,016,808	46,954,333
Stock-based compensation	1,202,018	997,441
Fair value of stock options exercised	(76,539)	(150,954)
Fair value of expired warrants	250,375	-

March 31,	52,392,662	47,800,820

Accumulated Other Comprehensive Loss
Beginning balance	(2,660,281)	(2,053,917)
Other comprehensive loss attributable to common shareholders - translation adjustment	3,348	79,209

March 31,	(2,656,933)	(1,974,708)

Deficit
Beginning balance	(194,023,660)	(172,986,970)
Net loss	(5,273,287)	(5,432,799)

March 31,	(199,296,947)	(178,419,769)

Total shareholders’ equity	$13,687,543	$21,019,363

The accompanying notes are an integral part of these condensed consolidated financial statements.

POET TECHNOLOGIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in US Dollars)

For the Three Months Ended March 31,	2023	2022

CASH (USED IN) PROVIDED BY:
OPERATING ACTIVITIES
Net loss	$(5,273,287)	$(5,432,799)
Adjustments for:
Depreciation of property and equipment (Note 6)	386,469	233,854
Amortization of right of use asset (Note 8)	35,925	47,788
Amortization of patents and licenses (Note 7)	22,650	20,376
Non-cash interest (Note 8)	10,531	13,794
Stock-based compensation (Note 13)	1,202,018	997,441
Share of loss in joint venture (Note 5)	-	430,321

	(3,615,694)	(3,689,225)

Net change in non-cash working capital accounts:
Accounts receivable	31,592	-
Prepaid and other current assets	(84,891)	175,956
Accounts payable and accrued liabilities	(706,759)	(139,990)

Cash flows from operating activities	(4,375,752)	(3,653,259)

INVESTING ACTIVITIES
Purchase of short-term investments	-	(16,474)
Purchase of property and equipment (Note 6)	(62,438)	(381,815)
Purchase of patents and licenses (Note 7)	(79,110)	(9,100)

Cash flows from investing activities	(141,548)	(407,389)

FINANCING ACTIVITIES
Issue of common shares, net of share issue costs (Note 11)	6,310,416	363,736
Payment of lease liability (Note 8)	(46,868)	(59,190)

Cash flows from financing activities	6,263,548	304,546

EFFECT OF EXCHANGE RATE CHANGES ON CASH	(5,130)	28,715

NET CHANGE IN CASH AND CASH EQUIVALENTS	1,741,118	(3,727,387)
CASH AND CASH EQUIVALENTS, beginning of period	9,229,845	14,941,775

CASH AND CASH EQUIVALENTS, end of period	$10,970,963	$11,214,388

The accompanying notes are an integral part of these condensed consolidated financial statements.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

1. DESCRIPTION OF BUSINESS

POET Technologies Inc. is incorporated in the Province of Ontario. POET Technologies Inc. and its subsidiaries (the “Company”) design and develop the POET Optical Interposer and Photonic Integrated Circuits for the data centre, tele-communications and aritificial intelligence markets. The Company’s head office is located at 120 Eglinton Avenue East, Suite 1107, Toronto, Ontario, Canada M4P 1E2. These condensed unaudited consolidated financial statements of the Company were approved by the Board of Directors of the Company on May 15, 2023.

As at March 31, 2023, the Company has accumulated losses of $(199,296,947) and working capital of $8,238,831. During the three months ended March 31, 2023, the Company had negative cash flows from operations of $4,375,752. The Company has prepared a cash flow forecast which indicates that it does not have sufficient cash to meet its minimum expenditure commitments and therefore needs to raise additional funds to continue as a going concern. As a result, there is substantial doubt about the Company’s ability to continue as a going concern.

To address the future funding requirements, management has undertaken the following initiatives:

1.	Raised $3,184,332 in gross funding from a private placement on December 2, 2022. The financing included the issuance of warrants at an exercise price of C$4.95. These warrants are currently in- the- money and became fully exercisable on April 2, 2023;
2.	Extended the exercise date and repriced certain warrants to induce warrant holders to exercise warrants that are in-the-money. Between January 1, 2023 and April 3, 2023, the Company received $6,224,163 from the exercise of warrants;
3.	Encouraged warrant holders with in-the-money warrants that expire between April 2023 and September 2023 to exercise their warrants prior to the expiry dates;
4.	Established a strict budgetary process with a focus on maintaining an appropriate level of corporate overheads in line with the Company’s available cash resources.

Although the Company has been successful in obtaining equity and similar financings in the past, there is no assurance that it will be able do so in the future. The Company does however, have a reasonable expectation that it will be able to manage its finances in order to continue its operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These condensed unaudited consolidated financial statements of the Company and its subsidiaries were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

These condensed unaudited consolidated financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated audited financial statements for the year ended December 31, 2022.

The preparation of financial statements in accordance with International Accounting Standards (“IAS”) 34 Interim Financial Reporting, requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed below:

Basis of presentation

These consolidated financial statements include the accounts of POET Technologies Inc. and its subsidiaries; ODIS Inc. (“ODIS”), Opel Solar Inc. (“OPEL”), BB Photonics Inc.,(“BB Photonics”), POET Technologies Pte Ltd. (“PTS”) and POET Optoelectronics Shenzhen Co. Ltd. (“POET Shenzhen”). All intercompany balances and transactions have been eliminated on consolidation.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreign currency translation

These condensed unaudited consolidated financial statements are presented in U.S. dollars (“USD”), which is the Company’s presentation currency.

Items included in the financial statements of each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities not denominated in the functional currency of an entity are recognized in the statement of operations and deficit.

Assets and liabilities of entities with functional currencies other than U.S. dollars are translated into the presentation currency at the year end rates of exchange, and the results of their operations are translated at average rates of exchange for the year. The resulting translation adjustments are included in accumulated other comprehensive loss in shareholders’ equity. Additionally, foreign exchange gains and losses related to certain intercompany loans that are permanent in nature are included in accumulated other comprehensive loss. Elements of equity are translated at historical rates.

Financial Instruments

Financial assets held with an objective to hold assets in order to collect contractual cash flows which arise on specified dates that are solely principal and interest are measured at amortised cost using the effective interest method. Debt investments held with an objective to hold both assets in order to collect contractual cash flows which arise on specified dates that are solely principal and interest as well as selling the asset on the basis of fair value are measured at FVTOCI. All other financial assets are classified and measured at fair value through profit or loss (“FVTPL”). Financial liabilities are classified as either FVTPL or other financial liabilities, and the portion of the change in fair value that relates to the Company’s credit risk is presented in other comprehensive loss. Instruments classified as FVTPL are measured at fair value with unrealized gains and losses recognized in net loss. Other financial liabilities are subsequently measured at amortised cost using the effective interest method.

Transaction costs that are directly attributable to the acquisition or issuance of financial assets and financial liabilities, other than financial assets and financial liabilities classified as FVTPL, are added to or deducted from the fair value on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities classified as FVTPL are recognized immediately in consolidated net loss.

Financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability.

Financial liabilities

A financial liability is derecognized from the balance sheet when it is extinguished, that is, when the obligation specified in the contract is either discharged, cancelled or expires. Where there has been an exchange between an existing borrower and lender of debt instruments with substantially different terms, or there has been a substantial modification of the terms of an existing financial liability, this transaction is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. A gain or loss from extinguishment of the original financial liability is recognized in profit or loss.

The Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, contract liabilities and covid-19 government support loans.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The following table outlines the classification of financial instruments under IFRS 9:

Financial Assets

Cash and cash equivalents	Amortized cost
Accounts receivable	Amortized cost

Financial Liabilities

Accounts payable and accrued liabilities	Amortized cost
Contract liabilities	Amortized cost
Covid-19 government support loans	Amortized cost

Convertible debentures are accounted for as a compound financial instrument with a debt component and a separate equity component. The debt component of these compound financial instruments is measured at fair value on initial recognition by discounting the stream of future interest and principal payments at the rate of interest prevailing at the date of issue for instruments of similar term and risk. The debt component is subsequently deducted from the total carrying value of the compound instrument to derive the equity component. The debt component is subsequently measured at amortized cost using the effective interest rate method. Interest expense based on the coupon rate of the debenture and the accretion of the liability component to the amount that will be payable on redemption are recognized through profit or loss as a finance cost.

Cash and cash equivalents

Cash and cash equivalents consist of cash in current accounts of $5,218,206 (2022 - $1,981,765) and funds invested in US and Canadian Term Deposits of $5,752,757 (2022 - $7,248,080) earning interest at rates ranging from 4% - 4.2% and maturing in less than 90 days.

Property and equipment

Property and equipment are recorded at cost. Depreciation is calculated based on the estimated useful life of the asset using the following method and useful lives:

Machinery and equipment	Straight Line, 5 years
Leasehold improvements	Straight Line, 5 years or life of the lease, whichever is less
Office equipment	Straight Line, 3 - 5 years

Patents and licenses

Patents and licenses are recorded at cost and amortized on a straight line basis over 12 years. Ongoing maintenance costs are expensed as incurred.

Revenue recognition

Revenue is measured based on the consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties. The Company recognizes revenue when it transfers control over a product or service to a customer.

Sale of goods

Revenue from the sale of goods is recognized, net of discounts and customer rebates, at the point in time the transfer of control of the related products has taken place as specified in the sales contract and collectability is reasonably assured.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Service revenue

The Company provides contract services, primarily in the form of non-recurring revenue (“NRE”) where control is passed to the customer over time. The contracts generally provide agreed upon milestones for customer payment which include but are not limited to the delivery of sample products, design reports and test reports. The customer makes payment when it has approved the delivery of the milestone. The Company must determine if the contract is made up of a series of independent performance obligations or a single performance obligation. Where NRE contracts contain multiple performance obligations for which a standalone transaction price can be assessed, revenue is recognized as each performance obligation is satisfied. Where NRE contracts contain a single performance obligation to be settled over time, revenue is recognized progressively based on the output method.

Other income

Interest income

Interest income on cash and cash equivalents and short-term investments is recognized as earned using the effective interest method.

Wage subsidies

Wages subsidies received from the Singaporean government are netted against payroll costs on the consolidated statements of operations and deficit.

Government Grants

Loans received exclusively from governmental agencies to support the Company throughout the COVID-19 pandemic qualify to be forgiven if certain conditions are met. Forgiveness of COVID-19 related loans will be recognized as other income on the consolidated statements of operations and deficit.

Stock-based compensation

Stock options and warrants awarded to non employees are measured using the fair value of the goods or services received unless that fair value cannot be estimated reliably, in which case measurement is based on the fair value of the stock options. Stock options and warrants awarded to employees are accounted for using the fair value method. The fair value of such stock options and warrants granted is recognized as an expense on a proportionate basis consistent with the vesting features of each tranche of the grant. The fair value is calculated using the Black-Scholes option pricing model with assumptions applicable at the date of grant.

Loss per share

Basic loss per share, net of taxes is calculated by dividing net loss by the weighted average number of common shares outstanding during the year. Diluted loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the period after giving effect to potentially dilutive financial instruments. The dilutive effect of stock options and warrants is determined using the treasury stock method.

Joint Venture

A joint arrangement is an arrangement among two or more parties where the parties are bound by a contractual arrangement and the contractual arrangement gives the parties joint control of the arrangement. A joint venture is a form of joint arrangement where an entity is independently formed and the parties jointly have rights to the net assets of the arrangement and therefore account for their interests under the equity method.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

3.	ACCOUNTS RECEIVABLE AND CONTRACT LIABILITIES

Revenue Contract Balances
	Contract
	Receivables	Liabilities

Opening balance, January 1, 2023	$62,842	$(274,192)
Changes due to payment, fulfillment of performance obligations or
revenues recognized	(31,592)	-
Effect of changes in foreign exchange rates	-	5,220

Balance, March 31, 2023	$31,250	$(268,972)

4.	PREPAIDS AND OTHER CURRENT ASSETS

The following table reflects the details of prepaids and other current assets:

	March 31,	December 31,
	2023	2022

Sales tax recoverable and other current assets	$65,411	$128,321
Prepaid expenses	268,170	147,186
Equipment deposit	28,103	-

	$361,684	$275,507

5.	JOINT VENTURE

The Company’s contribution of intellectual property to Super Photonics Xiamen Co., Ltd (“SPX”) was independently valued at $22,500,000 at the time of its contribution. Since the establishment of SPX, the Company recognized a gain of $4,334,487 related to its contribution of intellectual property to SPX in accordance with IAS 28. The Company only recognized a gain on the contribution of the intellectual property equivalent to the Sanan IC’s interest in SPX, the unrecognized gain of $18,165,413 will be applied against the investment and periodically realized as the Company’s ownership interest in SPX is reduced. At March 31, 2023, Sanan IC’s and the Company’s ownership interests were approximately 19.3% and 80.7% respectively. At December 31, 2022 and March 31, 2023, the Company’s investment in SPX was carried at nil because the losses in SPX exceeded the carrying value of the investment.

SPX was determined to be a joint venture as both Sanan IC and POET exercise joint control over SPX. All relevant activity of SPX require unanimous consent.

Summarized financial information of the joint venture is as follows:

	March 31,	December 31,
	2023	2022

Current assets	$1,376,892	$1,951,654
Intangible assets	18,272,791	18,708,065
Liabilities	(193,421)	(180,897)
Owners Equity	(19,456,262)	(20,478,822)

Net loss for the three months ended March 31, 2023	$1,121,421	$4,319,857

The Company recognizes its share of SPX’s profits or losses using the equity method. The Company recognized nil during the period (2022 - $430,321) as its share of SPX’s loss. In accordance with IAS 28, the Company can only account for a loss to the extent that it carries a net investment in the joint venture on the consolidated statements of financial position.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

6.	PROPERTY AND EQUIPMENT

	Equipment not	Leasehold	Machinery and	Office
	in service	improvements	equipment	equipment	Total

Cost
Balance, January 1, 2022	$-	$117,115	$4,830,020	$183,269	$5,130,404
Additions, net of returns	1,902,713	-	1,087,414	21,435	3,011,562
Reclassification	(141,702)	-	162,917	(21,215)	-
Effect of changes in foreign exchange rates	54,898	6,544	11,270	(5,586)	67,126

Balance, December 31, 2022	1,815,909	123,659	6,091,621	177,903	8,209,092
Additions	27,000	-	29,380	6,058	62,438
Reclassification	(1,806,743)	-	1,806,743	-	-
Effect of changes in foreign exchange rates	6,159	794	40,527	520	48,000

Balance, March 31, 2023	42,325	124,453	7,968,271	184,481	8,319,530

Accumulated Depreciation
Balance, January 1, 2022	-	29,526	1,930,726	105,918	2,066,170
Depreciation	-	24,079	1,000,085	30,100	1,054,264
Effect on changes in foreign exchange rates	-	2,529	27,727	(12,105)	18,151

Balance, December 31, 2022	-	56,134	2,958,538	123,913	3,138,585
Depreciation for the period	-	6,215	372,301	7,953	386,469
Effect of changes in foreign exchange rates	-	357	16,389	238	16,984

Balance, March 31, 2023	-	62,706	3,347,228	132,104	3,542,038

Carrying Amounts
At December 31, 2022	$1,815,909	$67,525	$3,133,083	$53,990	$5,070,507

At March 31, 2023	$42,325	$61,747	$4,621,043	$52,377	$4,777,492

7.	PATENTS AND LICENSES

Cost
Balance, January 1, 2022	$996,461
Additions	62,475

Balance, December 31, 2022	1,058,936
Additions	79,110

Balance, March 31, 2023	1,138,046

Accumulated Depreciation
Balance, January 1, 2022	467,985
Amortization	80,246

Balance, December 31, 2022	548,231
Amortization during the period	22,650

Balance, March 31, 2023	570,881

Carrying Amounts
At December 31, 2022	$510,705

At March 31, 2023	$567,165

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

8.	RIGHT OF USE ASSET AND LEASE LIABILITY

The Company recognizes a lease liability and right of use asset relating to its commercial leases. The lease liability is measured at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rate of 12%.

Right of use asset	Building

Cost
Balance, January 1, 2022	$649,110
Lease modification	81,542

Balance, December 31, 2021 and March 31, 2023	$730,652

Accumulated Amortization
Balance, January 1, 2022	322,220
Amortization	158,648
Effect of changes in foreign exchange rates	8,737

Balance, December 31, 2022	489,605
Amortization during the period	35,925
Effect of changes in foreign exchange rates	(324)

Balance, March 31, 2023	525,206

Carrying Amounts
At December 31, 2022	$241,047

At March 31, 2023	$205,446

Lease liability

Balance, January 1, 2022	$359,348
Interest expense	49,738
Lease payments	(204,518)
Lease modification	81,542
Effect of changes in foreign exchange rates	(6,847)

Balance, December 31, 2022	279,263
Interest expense	10,531
Lease payments	(46,868)

Balance, March 31, 2023	$242,926

9.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31,	December 31,
	2022	2022

Trade payable	$2,320,513	$2,723,531
Payroll related liabilities	336,141	452,751
Accrued liabilities	28,325	186,148

	$2,684,979	$3,362,430

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

10.	COVID-19 GOVERNMENT SUPPORT LOANS

On April 9, 2020, the Canadian government launched the Canada Emergency Business Account (“CEBA”) which is intended to support businesses during COVID-19 by providing interest free financing of up to $29,580 (CA$40,000) until December 31, 2023. If 75% of the loan is repaid by December 31, 2023, the loan recipient will be eligible for a loan forgiveness of the remaining 25% of the amount loaned. On April 15, 2020, the Company received a loan in the amount of $29,580 (2022 - $29,520) through the CEBA. If the loan has not been repaid by December 31, 2023, the outstanding amount will be automatically extended for an additional two years at 5% interest per annum payable monthly and maturing on December 31, 2025. The Company expects to repay 75% of the amount borrowed prior to December 31, 2023.

11.	SHARE CAPITAL

(a)	AUTHORIZED
Unlimited number of common shares
One special voting share
(b)	COMMON SHARES ISSUED

	Number of
	Shares	Amount

Balance, January 1, 2022	36,494,228	$147,729,846
Shares issued to settle accounts payable	5,422	40,029
Funds from common shares issued on private placement	1,126,635	3,184,332
Fair value of warrants issued on private placement	-	(656,734)
Share issue costs	-	(247,892)
Funds from the exercise of stock options	143,437	418,845
Fair value of stock options exercised	-	374,129
Funds from the exercise of warrants and compensation warrants	72,500	284,437
Fair value of warrants and compensation warrants exercised	-	79,547
Adjustment for 10 for 1 share consolidation	(272)	-

Balance, December 31, 2022	37,841,950	151,206,539
Funds from the exercise of stock options	28,500	86,253
Fair value of stock options exercised	-	76,539
Funds from the exercise of warrants	1,948,066	6,224,163
Fair value of warrants exercised	-	3,962,026

Balance, March 31, 2023	39,818,516	$161,555,520

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

12.	WARRANTS AND COMPENSATION OPTIONS

The following table reflects the continuity of warrants and compensation options:

		Number of
	Historical	Warrants/
	Average Exercise Price	Compensation options	Historical Fair value

Balance, January 1, 2022	$7.10	3,021,353	$5,328,455
Fair value of warrant issued on private placement	1.17	563,318	656,734
Historical fair value assigned to warrants exercised	3.90	(72,500)	(79,547)

Balance, December 31, 2022	6.15	3,512,171	5,905,642
Historical fair value assigned to warrants exercised	3.17	(1,948,066)	(3,962,026)
Historical fair value of warrants expired	3.88	(221,404)	(250,375)

Balance, March 31, 2023	$3.89	1,342,701	$1,693,241

13.	STOCK OPTIONS AND CONTRIBUTED SURPLUS

Stock Options

On October 7, 2021, shareholders of the Company approved amendments to the Company’s fixed 20% stock option plan (as amended, previously referred to as the “2020 plan”, now referred to as the “2021 Plan”). Under the 2021 Plan, the board of directors may grant options to acquire common shares of the Company to qualified directors, officers, employees and consultants. The 2021 Plan provides that the number of common shares issuable pursuant to options granted under the 2021 Plan and pursuant to other previously granted options is limited to 7,090,518 (the “Number Reserved”). Any subsequent increase in the Number Reserved must be approved by shareholders of the Company and cannot, at the time of the increase, exceed 20% of the number of issued and outstanding shares. The stock options vest in accordance with the policies determined by the Board of Directors from time to time consistent with the provisions of the 2021 Plan which grants discretion to the Board of Directors.

Stock option transactions and the number of stock options outstanding were as follows:

		Historical
		Weighted average
	Number of	Exercise
	Options	Price
Balance, January 1, 2022	4,959,617	$4.40
Expired/cancelled	(117,438)	6.02
Exercised	(143,437)	2.85
Granted	2,043,083	3.32

Balance, December 31, 2022	6,741,825	4.10
Exercised	(28,500)	3.02
Granted	20,000	4.62
Balance, March 31, 2023	6,733,325	$4.11

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

13.	STOCK OPTIONS AND CONTRIBUTED SURPLUS (Continued)

During the three months ended March 31, 2023, the Company granted 20,000 (three months ended March 31, 2022 - 23,000) stock options to employees and consultants of the Company to purchase common shares at an average price of $4.62 (three months ended March 31, 2022 - $6.15) per share.

During the three months ended March 31, 2023, the Company recorded stock-based compensation of $1,202,018 (three months ended March 31, 2022 - $997,441) relating to stock options that vested during the period.

The stock options granted were valued using the Black-Scholes option pricing model using the following assumptions:

Three Months Ended March 31,	2023	2022

Weighted average exercise price	$4.62	$6.15
Weighted average risk-free interest rate	2.99%	1.80%
Weighted average dividend yield	0%	0%
Weighted average volatility	82.89%	86.89%
Weighted average estimated life	10 years	10 years
Weighted average share price	$4.62	$6.15
Share price on the various grant dates:	$4.62	$6.15
Weighted average fair value	$3.87	$5.19

The underlying expected volatility was determined by reference to the Company’s historical share price movements, its dividend policy and dividend yield and past experience relating to the expected life of granted stock options.

The weighted average remaining contractual life and weighted average exercise price of options outstanding and of options exercisable as at March 31, 2023 are as follows:

Options Outstanding			Options Exercisable

		Historical	Weighted		Historical
		Weighted	Average		Weighted
		Average	Remaining		Average
Exercise	Number	Exercise	Contractual	Number	Exercise
Range	Outstanding	Price	Life (years)	Exercisable	Price

$0.81 - $1.92	7,000	$1.92	5.34	7,000	$1.92
$1.93 - $2.73	2,197,179	$2.39	6.80	1,404,155	$2.28
$2.74 - $8.79	4,529,146	$4.44	7.46	2,711,254	$4.22

	6,733,325	$4.11	7.24	4,122,409	$3.56

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

14.	LOSS PER SHARE

	Three Months Ended
	March 31,
	2023	2022

Numerator
Net loss	$(5,273,287)	$(5,432,799)

Denominator
Weighted average number of common
shares outstanding - basic and diluted	38,543,662	36,520,322

Basic and diluted loss per share	$(0.14)	$(0.15)

The effect of common share purchase options, warrants and broker warrants on the net loss is not reflected as they are anti-dilutive.

15.	COMMITMENTS AND CONTINGENCIES

The Company has operating leases on four facilities; head office located in Toronto, Canada, design and testing operations located in Allentown, Pennsylvania (formerly in San Jose, California) and operating facilities located in Singapore and China. The Company’s design and testing operations terminated a lease on January 31, 2021. A new lease was initiated on April 1, 2021 and expires on September 30, 2025. The lease on the Company’s operating facilities in Singapore was initiated on November 1, 2019 with an original expiry of April 30, 2022. The lease on the Singapore facility was renewed on May 1, 2022 and expires on May 31, 2023. The lease on the Company’s operating facilities in China was initiated in November 19, 2021 and expires on November 18, 2023. As at March 31, 2023, the Company’s head office was on a month to month lease term.

Remaining minimum annual rental payments to the lease expiration dates are as follows:

April 1, 2023 to December 31, 2023	$157,497
2024 and beyond	146,881

$304,378

16.	RELATED PARTY TRANSACTIONS

Compensation to key management personnel were as follows:

	Three Months Ended
	March 31,
	2023	2022

Salaries	$500,184	$444,099
Share-based payments (1)	511,693	466,394

Total	$1,011,877	$910,493

(1) Share-based payments are the fair value of options granted to key management personnel and expensed during the various periods as calculated using the Black-Scholes model.

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amounts, which are the amounts of consideration established and agreed to by the related parties.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

17.	SEGMENT INFORMATION

The Company and its subsidiaries operate in a single segment; the design, manufacture and sale of semi-conductor products and services for commercial applications. The Company’s operating and reporting segment reflects the management reporting structure of the organization and the manner in which the chief operating decision maker regularly assesses information for decision making purposes, including the allocation of resources. A summary of the Company’s operations is below:

OPEL, ODIS, POET Shenzhen and PTS

OPEL, ODIS, POET Shenzhen and PTS are the designers and developers of the POET Optical Interposer platform and optical engines based on the POET Optical Interposer platform.

BB Photonics

BB Photonics developed photonic integrated components for the datacom and telecom markets utilizing embedded dielectric technology that enabled the partial integration of active and passive devices into photonic integrated circuits. BB Photonics’ operation is currently dormant.

On a consolidated basis, the Company operates geographically in China and Singapore (collectively “Asia”), the United States and Canada. Geographical information is as follows:

	2023

As of March 31,	Asia	US	Canada	Consolidated
Current assets	$626,922	$272,916	$10,464,059	$11,363,897
Property and equipment	4,216,811	560,681	-	4,777,492
Patents and licenses	-	567,165	-	567,165
Right of use assets	40,760	164,686	-	205,446

Total Assets	$4,884,493	$1,565,448	$10,464,059	$16,914,000

For the Three Months Ended March 31,	Asia	US	Canada	Consolidated
Revenue	$180,836	$-	$-	$180,836
Selling, marketing and
administration	$(638,495)	$(1,695,562)	$(385,865)	$(2,719,922)
Research and development	(1,763,448)	(998,318)	(39,945)	(2,801,711)
Interest expense	(2,193)	(8,338)	-	(10,531)
Other income, including
Interest and loan forgiveness	-	-	78,041	78,041

Net loss	$(2,223,300)	$(2,702,218)	$(347,769)	$(5,273,287)

	2022

As of December 31,	Asia	US	Canada	Consolidated
Current assets	$664,658	$133,501	$8,770,035	$9,568,194
Property and equipment	4,496,734	573,773	-	5,070,507
Patents and licenses	-	510,705	-	510,705
Right of use assets	55,775	185,272	-	241,047

Total Assets	$5,217,167	$1,403,251	$8,770,035	$15,390,453

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

17.	SEGMENT INFORMATION (continued)

For the Three Months Ended March 31,	Asia	US	Canada	Consolidated
Selling, marketing and administration	$(526,709)	$(1,468,076)	$(451,159)	$(2,445,944)
Research and development	(1,393,354)	(1,109,791)	(61,594)	(2,564,739)
Interest	(6,770)	(7,024)	-	(13,794)
Share of loss in joint venture	(430,321)	-	-	(430,321)
Other income, including interest	-	-	21,999	21,999

Net loss	$(2,357,154)	$(2,584,891)	$(490,754)	$(5,432,799)

18.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments consist of cash and cash equivalents, short-term investments, covid-19 government support loans and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest risk arising from these financial instruments. The Company estimates that carrying value of these instruments approximates fair value due to their short term nature.

The Company has classified financial assets and (liabilities) as follows:

	March 31,	December 31,
	2023	2022

Cash and cash equivalents, measured at amortized cost:
Cash and cash equivalents	$10,970,963	$9,229,845
Receivables, measured at amortized cost:
Accounts receivable	$31,250	$62,842
Other liabilities, measured at amortized cost:
Accounts payable and accrued liabilities	$(2,684,979)	$(3,362,430)
Covid-19 government support loans	$(29,580)	$(29,520)
Contract liabilities	$(268,972)	$(274,192)

Exchange Rate Risk

The functional currency of each of the entities included in the accompanying consolidated financial statements is the local currency where the entity is domiciled. Functional currencies include the Chinese Yuan, US, Singapore and Canadian dollar. Most transactions within the entities are conducted in functional currencies. As such, none of the entities included in the consolidated financial statements engage in hedging activities. The Company is exposed to a foreign currency risk when its subsidiaries hold current assets or current liabilities in currencies other than its functional currency. A 10% change in foreign currencies held would increase or decrease other comprehensive loss by $160,460.

Liquidity Risk

The Company currently does not maintain credit facilities. The Company’s existing cash and cash resources are considered sufficient to fund operating and investing activities beyond one year from the issuance of these unaudited condensed consolidated financial statements.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

19.	CAPITAL MANAGEMENT

In the management of capital, the Company includes shareholders’ equity (excluding accumulated other comprehensive loss and deficit) and cash and cash equivalents and short-term investments. The components of capital on March 31, 2023 were:

Cash and cash equivalents and short-term investments	$10,970,963
Shareholders’ equity	$215,641,423

The Company’s objective in managing capital is to ensure that financial flexibility is present to increase shareholder value through growth and responding to changes in economic and/or market conditions; to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business and to safeguard the Company’s ability to obtain financing should the need arise.

In maintaining its capital, the Company has a strict investment policy which includes investing its surplus capital only in highly liquid, highly rated financial instruments. The Company reviews its capital management approach on an ongoing basis.

20.	EXPENSES

Research and development costs can be analysed as follows:

	Three Months Ended
	March 31,
	2023	2022

Wages and benefits	$1,047,227	$1,038,289
Subcontract fees	744,673	716,750
Stock-based compensation	485,236	332,205
Supplies	524,575	477,495

	$2,801,711	$2,564,739

Selling, marketing and administration costs can be analysed as follows:

Stock-based compensation	$716,782	$665,236
Wages and benefits	677,924	608,518
General expenses	517,211	603,461
Professional fees	313,404	248,112
Depreciation and amortization	445,044	302,018
Rent and facility costs	49,557	18,599

	$2,719,922	$2,445,944

21.	REVENUE

Disaggregated Revenues

The Company disaggregates revenue by timing of revenue recognition, that is, at a point in time and revenue over time. During the period, the Company recognized $180,836 (2022 - nil) from non-recurring engineering services. The revenue is recognized over time.

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